

ANNUAL REPORT

MockOut, Inc.
2521 W Wilson St. Durham, NC 27705
www.mockout.com

This Annual Report is dated March 29, 2018

BUSINESS

Corporate Background and General Overview

MockOut, Inc. (or the "Company") was formed as a North Carolina Corporation on May 17, 2016, as the first and only company offering fantasy-style games for professional sports offseason events, starting with the NFL Draft.

Since our first mock draft contest for the NFL Draft in April of 2017, MockOut has expanded its offerings to include the NBA Draft, and is on the verge of introducing a game called Mock 10, which is a free agency and trade prediction game.

We plan to continue expanding our offering to additional sports, including baseball, hockey, and soccer, and to create new iterations of the mock draft, free agency, and trade games.



NFL
MOCKOUT
CLE
1. Sam Darnold
QB USC
NYG
2. Josh Rosen
QB UCLA
IND
3.
MIA
via CLE
4. Baker Mayfield
QB Oklahoma
DEN
5. Saquon Barkley
RB, Penn State
NYJ
6.
Create

History and Evolution of MockOut

MockOut was created by Michael McKeon and Daniel Sills, based on the private mock draft game they invented and played together for the previous 9 years of the NFL Draft.

A very rough beta version of what would eventually become the MockOut game was rushed out in time for the NBA Draft in June of 2016. The demo had limited functionality, but it was well-received by those who tested it.

From there, MockOut found two investors and went into full-scale production in anticipation of the 2017 NFL Draft. The official app was released to the App Store and Google Play in February of 2017, and between then and the NFL Draft in April, we formed one partnership with a popular NFL scout, and over 5,000 accounts were created.

In August of 2017, MockOut raised a round of funds via crowdfunding, using the StartEngine platform, raising enough capital to allow us to move to our next stage of development.

MockOut has seen significant growth leading up to the 2018 NFL Draft, and we are anticipating having over 20,000 accounts created by draft day in April. We now offer the mock draft game for the NBA Draft, and are excited to have our first NBA Contest in June. In addition, we have created and are finishing development on a brand new free agency and trade prediction game, which will run year-round, for both the NFL and the NBA.

These new games have presented us with new partnership opportunities, and we have already confirmed two new NBA partners who will help us introduce the new games to a large audience.

We started MockOut because it was a way to make draft day more fun. We believed that there was a big, hungry market of sports fans that wanted a way to make their draft day experience more fun as well. But what we've learned along the way is that the appetite is greater than we even imagined, and that the demand for a platform that makes it easy and fun to make predictions for the draft, free agency, or player trades, is not seasonal; it's year-round.

Competition

We currently have no competitors in this market. The closest competitor we have is NFL.com's Predict the Pick. There, fans can create a mock draft in their web browser, enter it into a contest, and see who scores the highest. Here is how we distinguish ourselves from Predict the Pick:

- MockOut plan to allow fans to play for real money- to have some skin in the game
- MockOut is a mobile game for your smart phone, whereas Predict the Pick is only for web browsers
- MockOut lets the user predict trades, which are integral to any mock draft
- MockOut's scoring system is more robust, yet easier to understand than Predict the Pick's proximity-based scoring system
- MockOut will offer mock draft contests for ALL major sports- not just the NFL
- MockOut will remain active, offering free agency and trade prediction games year-round, while Predict the Pick is only active for a few weeks leading up to the NFL Draft

And that's just for mock draft contests. We've never seen anything like the free agency and trade prediction game that's set to be released at the start of NFL free agency in March 2018.

Daily fantasy sports ("DFS") companies like DraftKings and FanDuel currently offer no fantasy games or content during the offseason. We are confident that they will not become our competition, because the games are structurally very different. When DFS was created, they took the framework of an existing game (fantasy football) and just adapted it to work on a shorter timeframe. If they wish to become our competition by entering the offseason gaming market, a market which we have created, those companies would have to build a brand new, completely different game from the ground up.

Our game is as different from DFS as Settlers of Catan is from Angry Birds. While there will be overlap in our audiences, they are totally different games.

Employees

MockOut has no employees other than its founders, President and CEO Michael McKeon, and Chief Growth Officer Daniel Sills.

Legal Proceedings

There are no active or pending legal proceedings material to our business or financial condition, and to the best of our knowledge, no such legal proceedings are contemplated or threatened.

Intellectual Property

MockOut owns the rights to all intellectual property concerning the mobile game, including the source code and design.

Indebtedness

See "Ownership and Capital Structure; Rights of Securities – Convertible Promissory Notes" below.

Previous Offerings

During 2016, the Company's founders loaned the Company $20,000 in demand notes. The notes were due two years from the date of issuance with maturities ranging from June 2018 to September 2018. The interest rates on the notes ranged from 4% to 8% per annum. There is no collateral or guarantee associated with any of these notes. The notes were issued pursuant to Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder.

During 2016, third-party investors loaned the Company $30,000 in convertible promissory notes. The Company also converted $20,678 in aggregate principal and accrued interest under the previously issued demand notes of Messrs. McKeon and Sills into convertible notes on the same terms. The conversion rate of all convertible notes is 80% of the per share price paid by investors in the next round of financing of at least $500,000. The notes mature in September 2017. The interest rate on all convertible notes is 8% per annum. There is no collateral or guarantee associated with any of these notes. The convertible notes were issued pursuant to Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder.

The convertible notes, which were set to expire in September of 2017, have since been amended, with the approval of all note holders. The notes have been changed from 12-month to 24-month terms, and now include the language found in the "Ownership and Capital Structure; Rights of Securities – Convertible Promissory Notes" section below.

Between August 8, 2017 and October 13, 2017, the Company sold 13,065 shares of Class B non-voting common stock pursuant to Regulation CF, the proceeds of which have been used for development, which includes improvement and expansion of the mobile game.

RISK FACTORS

These are the principal risks that related to the company and its business:

Expectation of Future Losses; Early Stage Corporation. The Company currently is not profitable. The Company anticipates that it will lose money in the foreseeable future, and the Company may not be able to achieve profitable operations. In order to achieve profitable operations, the Company needs to complete development of its initial product and achieve significant sales revenues in order to establish its customer base. The Company cannot be certain that our business will be successful or that it will generate significant revenues and become profitable.

No Experience or History of Operations or Earnings. The Company is wholly dependent on its ability to develop, market and sell its products for future earnings. The continued development of the Company's products involves significant risks, which a combination of experience, knowledge, and careful evaluation may not be able to overcome. There can be no assurance that unanticipated problems will not occur which would result in material delays in the Company's continued product development or that its efforts will result in successful product commercialization. An investment in the Company is highly speculative, and no assurance can be given that the shareholders will realize any return on their investment or that they will not lose their entire investment.

Need for Additional Funding. The Company may have substantial future cash requirements but no assured financing source to meet such requirements. To date, the Company has received no revenues from any sales of its products and relied on convertible debt and Regulation CF financing to fund its operations. The Company's continuing development activities will require a commitment of substantial additional funds. The Company's future capital requirements will depend on many factors, including continued progress in development programs, the magnitude of these programs, and the successful completion of technological, manufacturing, and marketing requirements. If adequate funds are not available, the Company may be required to delay, scale back or eliminate its development programs. The Company does not know whether additional financing will be available when needed or on terms favorable to it or to its shareholders. The Company may raise necessary funds through public or private equity offerings or debt financings, among other methods. To the extent that the Company raises additional capital by issuing equity securities, our shareholders will experience dilution. If the Company raises funds through debt financings, the Company may become subject to restrictive covenants.

No Sales Force or Distribution Capabilities. If the Company is unable to recruit key personnel to perform these functions, the Company may not be able to commercialize its products successfully. The Company's ability to produce revenues ultimately depends on its ability to sell its products if and when development is complete. If the Company fails to establish successful sales and distribution capabilities or to enter into successful marketing arrangements with third parties, the Company's ability to generate revenues will suffer.

Protection of Proprietary Technology. The Company believes that our success will depend upon our ability to protect any proprietary technology that we develop. Other companies may develop similar or superior technologies and systems that may not be covered by the Company's intellectual property rights, attempt to duplicate the Company's technology, or design around the Company's technologies. The Company can make no assurances that it would have the financial resources to bring suits against third parties who may infringe on the Company's intellectual property rights.

Lack of Sales and Market Recognition. The Company's ability to finance its development and operations and to achieve profitability will depend, in large part, on the Company's ability to introduce and successfully market its products. Market acceptance and recognition generally require substantial time and effort. While the Company believes certain of its technology to be proprietary and believes that reasonable market penetration will provide market recognition, management makes no assurances that the market will be penetrated as planned or, if it is, that the level of penetration will be successful in helping the Company realize a competitive advantage over others who may enter the market. There can be no assurance that any of the Company's new or proposed products will maintain the market acceptance. The Company's failure to design, develop, test, market and introduce new and enhanced products and technologies successfully so as to achieve market acceptance could have a material adverse effect upon the Company's business, operating results and financial condition.

Competition. Although the Company believes that the product it is developing will possess advantages, considerable competition in the market for the Company's product exists. Many of the Company's potential competitors have substantially greater financial, research and development, marketing, and other resources than the Company. Because of rapid technological changes that may occur in the industry, no assurances can be made that competitors will not develop products with superior technology or products with similar capabilities but at a lower cost to the industry that will render the Company's anticipated technology obsolete or noncompetitive.

Laws and regulations affecting the fantasy sports industry. Local, state, and federal laws and regulations relating to the fantasy sports industry are subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter certain aspects of our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt certain aspects of our business plan and result in a material adverse effect on certain aspects of our planned operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to certain aspects of our business. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Absence of Dividends. The Company has never paid any dividends and does not anticipate paying dividends in the foreseeable future.

Success is Highly Dependent on the Company's Current Management. The Company's success is highly dependent on Michael McKeon, the Company's President, and Daniel Sills, the Company's Secretary. Messrs. McKeon and Daniel have been the driving force behind the development of the Company's initial product. The loss of his services would have a material adverse effect on our business. We have not obtained any "key man" insurance for Messrs. McKeon and Sills.

Need to Attract and Retain Key Employees. The Company is highly dependent upon the services of its current officers, and the loss of whose services could substantially impede the achievement of the Company's business objectives. The recruitment and retention of additional qualified marketing, sales, operations, and technical personnel will be critical to the Company's success. The Company will face competition for qualified employees from numerous industry sources, and there can be no assurance that it will be able to attract and retain qualified personnel on acceptable terms.

Control by Majority Shareholders. The Company is majority owned by Messrs. McKeon and Sills. Their control over the Company has continued even after the issuance of the Shares. Therefore, Messrs. McKeon and Sills are now and will in the future be in a position to elect or change the members of the Company's board of directors (the "Board") and to control the Company's business and affairs including certain significant corporate actions such as acquisitions, the sale or purchase of assets, and the issuance and sale of the Company's shares. The Company also may be prevented from entering into transactions that could be beneficial to the other shareholders without the consent of Messrs. McKeon and Sills. The interests Messrs. McKeon and Sills may differ from the interests of the Company's other shareholders.

The Company has no Independent Directors. The Board currently has only two members, Messrs. McKeon and Sills, who are the Company's controlling shareholders and President and Secretary, respectively. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related party transactions. The Company also does not benefit from the advantages of having an independent director, including bringing an outside perspective on strategy and control, adding new skills and knowledge that may not be available within the Company, having extra checks and balances to prevent fraud and produce reliable financial reports.

Availability of Information. The Company is not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Therefore, Investors may not have access to information to which they would have access if the investment were made in a publicly-held company whose offering was issued under the Securities Act and the reporting regulations provided by the Exchange Act.

REGULATORY INFORMATION

Compliance Failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

MockOut is an early stage company, and as such, has no history of sales that can be considered viable for the continued operation of the Company. All proceeds have gone toward development of the game, which will continue until a payment processor has been implemented and paid contests can be offered. Until then, we are focusing our efforts on user acquisition.

Financial Statements

Our financial statements for the years 2016 (since inception) and 2017 can be found in Exhibit A.

Operating Results

Our operations have resulted in no sales through 2017.

Liquidity and Capital Resources

As of December 31, 2017, the Company had a balance of $25,650.12 of available cash.

We anticipate that we will need to raise an additional $30,000 of capital in order to implement the payment processor into the app and begin offering paid contests, and that we would need an additional $50,000 of capital beyond that to complete development of the app to include all of our intended games, for all intended sports, while giving us the ability to expand beyond sports.

Plan of Operations

The Company plans to focus exclusively on user acquisition for the 2018 NFL Draft and the 2018 NBA Draft. The more users we have on our platform, the more strongly we establish ourselves as the industry standard for offseason gaming. Additionally, since we are creating a totally new game, we believe it is in the Company's long-term interest to get as many people playing the game and gaining familiarity with it as possible.

With our continued user growth, we expect to become a desirable advertising target for company's looking to gain access to our passionate group of users.

We also believe that with our continued growth, and with the improved customer retention that we anticipate will come with our free agency and trade prediction game, that we would be an alluring opportunity for individuals or companies looking to invest in the creator and leader of this newly emerging offseason gaming industry.

We expect to reach 20,000 users by the 2018 NFL Draft, and 25,000 users by the 2018 NBA Draft.

OFFICERS AND DIRECTORS

Michael McKeon	President & CEO
Daniel Sills	Chief Growth Officer

Michael McKeon

"Micky" McKeon is a game creator, a content producer, and a true Seahawks fan. Micky is a co-founder of the Company and has served as a member of the Board of Directors, President, and CEO since the Company's inception. In October 2015, Micky was promoted to Director of Video Production at DanceMedia—a leading dance publishing company, that owns Dance Magazine, Dance Spirit, Dance Teacher, and Pointe magazines—where he had worked as a Video Producer since July 2008. Micky earned a BS in Communications from Boston University in 2002.

Daniel Sills

Dan Sills is a seasoned marketer, content creator, and a New England Patriots fan. Dan is a co-founder of the Company and has served as a member of the Board of Directors, Secretary, and Chief Growth Officer since the Company's inception. In February 2015, Dan was promoted to Associate Director of Marketing at C Space—an Omnicom Group agency that helps brands achieve growth by connecting them to new and existing customers—where he had worked as a Marketing Manager since December 2012. Dan graduated with a BS in Mass Communications from Boston University in 2003.

RELATED PARTY TRANSACTIONS

Messrs. McKeon and Daniel each participated in the Company's offering of the Notes (as defined in "Ownership and Capital Structure; Rights of Securities – Convertible Promissory Notes" below). Please see the section titled "Ownership and Capital Structure; Rights of Securities – Convertible Promissory Notes" below for a description of the Notes. As of March 21, 2018, the principal and accrued but unpaid interest of the Notes held by Messrs. McKeon and Daniel is $13,270.70 and $13,270.70, respectively.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership:

Michael McKeon, 60.0% ownership (540,000 shares), Class A Voting Common Stock; Daniel Sills, 40.0% ownership (360,000 shares), Class A Voting Common Stock

Classes of securities:

Class A Voting Common Stock: 900,000

Voting Rights. The holders of shares of the Company's Class A voting common stock, no par value per share ("Voting Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividends. Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Voting Common Stock and Class B Nonvoting Common Stock ("Non-voting Common Stock" and collectively with the Voting Common Stock, the "Common Stock") are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefor as well as any distributions to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time to time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Appraisal Rights. Appraisal rights (also referred to as dissenters' rights in some jurisdictions) are a statutory remedy available to shareholders who object to, or abstain from voting for, certain extraordinary actions taken by the corporation (such as mergers). This remedy typically allows shareholders who abstain or vote against an extraordinary corporate action to require the corporation to repurchase their stock at a price equivalent to its fair market value immediately before such action. Under the North Carolina Business Corporation Act, only shareholders that are entitled to vote on the merger, share exchange, or other corporate action are entitled to demand appraisal rights.

Other Rights; Absence of Assessments. Holders of Voting Common Stock have no preferential, preemptive, conversion, or exchange rights. There are no redemption or sinking fund provisions applicable to the Common Stock. When issued in accordance with the Company's Amended and Restated Articles of Incorporation (the "Articles") and the North Carolina Business Corporation Act, shares of Common Stock will be fully paid and nonassessable.

Modification of Rights, Preferences, and Limitations. The Company may modify the rights, preferences, or limitations of the Voting Common Stock by enacting an amendment to the Articles. Any such amendment would require the approval by the Board, a majority of the outstanding shares of Common Stock, and a majority of the outstanding shares of the Voting Common Stock voting as a separate voting group. Similar voting requirements exist for amendments to the Articles to make certain other changes to the Company's capitalization affecting the Voting Common Stock, including changing the number of authorized shares of Voting Common Stock or effecting a reclassification, stock split, or reverse stock split of the issued and outstanding shares of Voting Common Stock.

Class B Non-voting Common Stock: 13,065

Voting Rights. The holders of Non-voting Common Stock are not entitled to vote on any matter except as required under applicable law.

Dividends. Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefor as well as any distributions to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time to time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Appraisal Rights. Appraisal rights (also referred to as dissenters' rights in some jurisdictions) are a statutory remedy available to shareholders who object to, or abstain from voting for, certain extraordinary actions taken by the corporation (such as mergers). This remedy typically allows shareholders who abstain or vote against an extraordinary corporate action to require the corporation to repurchase their stock at a price equivalent to its fair market value immediately before such action. Under the North Carolina Business Corporation Act, only shareholders that are entitled to vote on the merger, share exchange, or other corporate action are entitled to demand appraisal rights. Because the holders of Non-voting Common Stock are not entitled to vote (unless otherwise provided under applicable law), investors in the offering will generally not be entitled to appraisal rights in connection with extraordinary corporation actions that the Board and holders of Voting Common Stock approve.

Other Rights; Absence of Assessments. Holders of Common Stock have no preferential, preemptive, conversion, or exchange rights, except as follows: In the event that the Company closes on an IPO of its stock, outstanding shares of the Non-voting Common Stock will be converted into shares of the class or series of stock offered and sold in such IPO, subject to the requirement that each holder first enter into a customary market stand-off agreement. In the event that the Company conducts an offering under Regulation A of the same class of securities or an equivalent class of securities offered and sold in the Offering, Investors will be required to exchange the Non-voting Common Stock for the securities offered and sold under such Regulation A offering. The Company shall have the right to redeem shares held by any shareholder who is not a Major Shareholder (as defined below) at the greater of $5 or the current fair market value on or before August 30, 2019. "Major Shareholder" means a holder of Shares with fair market value equal to or greater than $25,000 who is an accredited investor in accordance with Rule 506(c) of Regulation D under the Securities Act of 1933, as amended.There are no sinking fund provisions applicable to the Common Stock. When issued in accordance with the the Articles and the North Carolina Business Corporation Act, shares of Common Stock will be fully paid and nonassessable.

Modification of Rights, Preferences, and Limitations. The Company may modify the rights, preferences, or limitations of the Non-voting Common Stock by enacting an amendment to the Articles. Any such amendment would require the approval by the Board, a majority of the outstanding shares of Common Stock, and a majority of the outstanding shares of the Non-voting Common Stock voting as a separate voting group. Similar voting requirements exist for amendments to the Articles to make certain other changes to the Company's capitalization affecting the Non-voting Common Stock, including changing the number of authorized shares of Non-voting Common Stock or effecting a reclassification, stock split, or reverse stock split of the issued and outstanding shares of Non-voting Common Stock.

Convertible Promissory Notes: 53,678

Original Terms of the Convertible Promissory Notes. The Company has issued Convertible Promissory Notes (the "Notes") in aggregate principal amount of $53,678. In the event that the Company issues and sells shares of New Series Preferred Stock (as defined below) to investors (the "Investors") prior to the Maturity Date in an equity financing resulting in gross proceeds to the Company of at least Five Hundred Thousand Dollars ($500,000) (excluding the conversion of the Notes and any other outstanding indebtedness of the Company) (a "Qualified Financing"), then the outstanding principal and accrued but unpaid interest of this Note shall automatically convert in whole without any further action by the Holder into shares of New Series Preferred Stock at a conversion price equal to the lesser of (i) eighty percent (80%) of the per share price paid by the Investors in the Qualified Financing or (ii) the price obtained by dividing Five Million Dollars ($5,000,000) by the aggregate number of outstanding shares of the Company's equity securities as of immediately prior to the initial closing of the Qualified Financing on a fully-diluted, as-converted basis (including (x) shares of capital stock issuable upon exercise or conversion of stock options, warrants or other convertible or exercisable securities (other than the Notes and other outstanding indebtedness) and (y) shares of capital stock reserved for issuance under any equity compensation plan, whether or not such shares are subject to existing stock option grants), and otherwise on the same terms and conditions as given to the Investors."

Amended Terms of the Convertible Promissory Notes. In the event that the Company issues and sells shares of New Series Preferred Stock (as defined below) to investors (the "Investors") prior to the Maturity Date in an equity financing resulting in gross proceeds to the Company of at least Five Hundred Thousand Dollars ($500,000) (excluding the conversion of the Notes and any other outstanding indebtedness of the Company) (a "Qualified Financing"), then the outstanding principal and accrued but unpaid interest of this Note shall automatically convert in whole without any further action by the Holder into shares of New Series Preferred Stock at a conversion price equal to the lesser of (i) eighty percent (80%) of the per share price paid by the Investors in the Qualified Financing or (ii) the price obtained by dividing Five Million Dollars

($5,000,000) by the aggregate number of outstanding shares of the Company's equity securities as of immediately prior to the initial closing of the Qualified Financing on a fully-diluted, as-converted basis (including (x) shares of capital stock issuable upon exercise or conversion of stock options, warrants or other convertible or exercisable securities (other than the Notes and other outstanding indebtedness) and (y) shares of capital stock reserved for issuance under any equity compensation plan, whether or not such shares are subject to existing stock option grants), and otherwise on the same terms and conditions as given to the Investors."

Stock Options: 0

2016 Stock Option Plan. The Company may issue options, including incentive stock options and nonqualified stock options, under its 2016 Stock Incentive Plan (the "Plan"). The Company has currently reserved a total of 100,000 shares of Voting Common Stock for awards under the Plan. As of the date of this Form C, the Company has not issued any stock option awards under the Plan.

What it means to be a Minority Holder

As a minority holder of Non-voting Common Stock, you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:
- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on March 12, 2018.

MockOut, Inc.

By:  _____

Michael McKeon
President & CEO
MockOut, Inc.

Exhibit A

FINANCIAL STATEMENTS

MockOut

BALANCE SHEET

As of December 31, 2016		As of December 31, 2017	
	TOTAL		TOTAL
ASSETS		ASSETS	
Current Assets		Current Assets	
Bank Accounts		Bank Accounts	
BUSINESS CHECKING (0782)	12,752.11	BUSINESS CHECKING (0782)	25,650.12
Total Bank Accounts	**$12,752.11**	**Total Bank Accounts**	**$25,650.12**
Total Current Assets	**$12,752.11**	**Total Current Assets**	**$25,650.12**
TOTAL ASSETS	**$12,752.11**	**TOTAL ASSETS**	**$25,650.12**
LIABILITIES AND EQUITY		LIABILITIES AND EQUITY	
Liabilities		Liabilities	
Long-Term Liabilities		Long-Term Liabilities	
Convertible Note	50,000.00	Convertible Note	53,000.00
Total Long-Term Liabilities	**$50,000.00**	**Total Long-Term Liabilities**	**$53,000.00**
Total Liabilities	**$50,000.00**	**Total Liabilities**	**$53,000.00**
Equity		Equity	
Retained Earnings	0.00	Crowdfunding sale of Common Stock	61,078.87
Net Income	-37,247.89	Retained Earnings	-37,247.89
Total Equity	**$ -37,247.89**	Net Income	-51,180.86
TOTAL LIABILITIES AND EQUITY	**$12,752.11**	**Total Equity**	**$ -27,349.88**
		TOTAL LIABILITIES AND EQUITY	**$25,650.12**

MockOut

PROFIT AND LOSS

January - December 2016

	TOTAL
Income	
Payment Reversal	20.00
Total Income	**$20.00**
GROSS PROFIT	**$20.00**
Expenses	
Advertising & Marketing	600.00
App Development	27,000.00
Bank Charges & Fees	20.00
Legal & Professional Services	3,350.00
Shipping, Freight & Delivery	15.50
Web Development	6,000.00
Web Hosting	132.39
Total Expenses	**$37,117.89**
NET OPERATING INCOME	**$ -37,097.89**
Other Expenses	
Contest Prize	150.00
Total Other Expenses	**$150.00**
NET OTHER INCOME	**$ -150.00**
NET INCOME	**$ -37,247.89**

January - December 2017

	TOTAL
Income	
Payment Reversal	276.50
Services	850.00
Total Income	**$1,126.50**
GROSS PROFIT	**$1,126.50**
Expenses	
Accounting Software	75.00
Advertising & Marketing	770.36
App Development	9,922.50
Bank Charges & Fees	45.00
Data and Contact Management	495.00
Legal & Professional Services	10,295.00
Payment Processor Dues	166.50
Shipping, Freight & Delivery	1.15
Taxes & Licenses	632.00
Web Development	28,202.50
Web Hosting	952.35
Total Expenses	**$51,557.36**
NET OPERATING INCOME	**$ -50,430.86**
Other Expenses	
Contest Prize	750.00
Total Other Expenses	**$750.00**
NET OTHER INCOME	**$ -750.00**
NET INCOME	**$ -51,180.86**

MockOut

STATEMENT OF CASH FLOWS

January - December 2016

	TOTAL
OPERATING ACTIVITIES	
Net Income	-37,247.89
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Net cash provided by operating activities	**$ -37,247.89**
FINANCING ACTIVITIES	
Convertible Note	50,000.00
Net cash provided by financing activities	**$50,000.00**
NET CASH INCREASE FOR PERIOD	**$12,752.11**
CASH AT END OF PERIOD	**$12,752.11**

January - December 2017

	TOTAL
OPERATING ACTIVITIES	
Net Income	-51,180.86
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Net cash provided by operating activities	**$ -51,180.86**
FINANCING ACTIVITIES	
Convertible Note	3,000.00
Crowdfunding sale of Common Stock	61,078.87
Net cash provided by financing activities	**$64,078.87**
NET CASH INCREASE FOR PERIOD	**$12,898.01**
Cash at beginning of period	12,752.11
CASH AT END OF PERIOD	**$25,650.12**

MockOut

STATEMENT OF STOCKHOLDER'S DEFICIT

| | Common Stock | | Accumulated | Total Stockholders' |
	Shares	Amount	Deficit	Deficit
May 17, 2016 (Inception)	-	$ -	$ -	$ -
Founders' shares	900,000	-	-	-
Net loss	-	-	(38,373)	(38,373)
December 31, 2016	900,000	$ -	$ (38,373)	$ (38,373)

| | Common Stock | | Accumulated | Total Stockholders' |
	Shares	Amount	Deficit	Deficit
January 1, 2017	-	$ -	$ -	$ -
Founders' shares	900,000	-	-	-
Shares issued via Reg CF offering	13,065	61,079	-	-
Net loss	-	-	(54,543)	(92,916)
December 31, 2017	913,065	$ 61,079	$ (54,543)	$ (92,916)

MOCKOUT, INC.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

NOTE 1 – NATURE OF OPERATIONS

MockOut, Inc. was incorporated on May 17, 2016 ("Inception") in the state of North Carolina. The Company's headquarters are located in Durham, North Carolina. The financial statements of MockOut, Inc. (which may be referred to as the "Company" or "MockOut" are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

MockOut's primary product is a mobile app game that lets fans participate in mock draft competitions for major sports drafts. Each user begins by creating a mock draft: predicting which teams will select a player in a given draft slot. Once the mock draft is completed, it can be entered into a variety of public and private competitions at varying number of rounds, lock dates, and contest sizes. Mock drafts are scored based on MockOut's official scoring system, and the highest scoring entries win. A user can enter a mock draft into many available contests, and can make edits up until the contest locks, keeping them engaged during the entire offseason.

Going Concern and Management Plans

Since Inception, the Company has relied on loans from its founders and third parties and proceeds from crowdfunding for working capital. The Company will incur significant additional costs for the development and maintenance of its gaming platform. These matters raise substantial doubt about the Company's ability to continue as a going concern. If the Company is unable to obtain sufficient amounts of additional capital, the Company may be required to reduce the scope of its planned development, which could harm the business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal government policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, including but not limited to: changes to the types of games consumers want to play, technological changes in the Company's industry, and competition in out space. Adverse developments in these general business and economic conditions, including recession, downturn or otherwise, or changes in government policy could have a material adverse effect on the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

In the immediate future, the Company hopes to recognize revenue from advertising on the app and website. The Company's long-term revenue plan is through entry fees to contests, where a percentage of a player's wager will be paid to the Company, when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured. Amounts received from players for which the performance obligations have not been fulfilled are recorded in deferred revenue.

Software Development Costs

The Company applies the principles of Accounting Standards Codification ("ASC") 985-20, Software- Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed ("ASC 985-20"). ASC 985-20 requires that software development costs incurred in conjunction with product development be charged to research and development expense until technological feasibility is established. When the software is part of a product or process, not only does technological feasibility need to be established, but the associated hardware must also be out of the development stage. Software development costs include payments made to independent software developers under development agreements, as well as direct costs incurred internally. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when we believe capitalized costs are not recoverable, the Company expenses the amounts as part of cost of sales. To date, the Company has not capitalized any such costs and have recorded as research and development costs on the accompanying statement of operations.

Income Taxes

The Company is taxed as a corporation. Accordingly, the Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

NOTE 3 – NOTES PAYABLE

Notes Payable – Related Parties

During 2016, the Company's founders loaned the Company $20,000 in demand notes. The notes are due two years from the date of issuance with maturities ranging from June 2018 to September 2018. The interest rates on the notes range from 4% to 8% per annum. There is no collateral or guarantee associated with any of these notes. See Note 8 for a subsequent event.

Convertible Notes Payable

During 2016, third-party investors loaned the Company $30,000 in convertible notes payable. The conversion rate of all convertible notes is 80% of the per share price paid by investors in the next round of financing of at least $500,000. The notes were set to mature in September 2017. The interest rate on all convertible notes is 8% per annum. There is no collateral or guarantee associated with any of these notes.

The convertible notes, which were set to expire in September of 2017, have since been amended, with the approval of all note holders. The notes have been changed from 12-month to 24-month terms, and now include the language found here:

"In the event that the Company issues and sells shares of New Series Preferred Stock (as defined below) to investors (the "Investors") prior to the Maturity Date in an equity financing resulting in gross proceeds to the Company of at least Five Hundred Thousand Dollars ($500,000) (excluding the conversion of the Notes and any other outstanding indebtedness of the Company) (a "Qualified Financing"), then the outstanding principal and accrued but unpaid interest of this Note shall automatically convert in whole without any further action by the Holder into shares of New Series Preferred Stock at a conversion price equal to the lesser of (i) eighty percent (80%) of the per share price paid by the Investors in the Qualified Financing or (ii) the price obtained by dividing Five Million Dollars ($5,000,000) by the aggregate number of outstanding shares of the Company's equity securities as of immediately prior to the initial closing of the Qualified Financing on a fully-diluted, as-converted basis (including (x) shares of capital stock issuable upon exercise or conversion of stock options, warrants or other convertible or exercisable securities (other than the Notes and other outstanding indebtedness) and (y) shares of capital stock reserved for issuance under any equity compensation plan, whether or not such shares are subject to existing stock option grants), and otherwise on the same terms and conditions as given to the Investors."

During 2016, the Company incurred $1,125 of interest expense. During 2017, the Company incurred an additional $3,362 of interest expense. As of December 31, 2017, future principal payments on notes payable are as follows:

Year ended December 31:

2017	$	0
2018		53,678
	$	53,678

NOTE 4 – REGULATION CF

On August 8, 2017 the Company launched a Reg CF crowdfunding campaign on the StartEngine portal. 64 individuals invested in the Company before the offering closed on October 13, 2017. A total of $65,325 was invested, with $61,078.87 going to the Company, and $4,246.13 going to StartEngine for platform and service fees.

StartEngine Secure, LLC is the exclusive provider of software and services relating to the recording of the issuance, transfer and registration of Issuer's securities issued pursuant to Section 4(a)(6) under the Securities Act of 1933.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 6 – STOCKHOLDERS' DEFICIT

Stock Options

In June 2016, the Company established the 2016 Stock Option Plan ("Plan"). Under the terms of the Plan, the Company is authorized to issue 100,000 shares of common stock. The grants can be in the form of options or restricted stock. To date, there have been no issuances under the Plan.

NOTE 7 – INCOME TAXES

The following table presents the current and deferred income tax provision for federal and state income taxes for the period ended December 31, 2016:

Income tax benefit attributable to:		
Current taxes - Federal	$	-
Deferred taxes - Federal		(13,171)
Valuation allowance		13,171
Net provision for income taxes	$	-

Net deferred tax assets consisted of the following components as of December 31, 2016:

Deferred tax asset attributable to:		
Net operating loss carryover	$	12,788
Accrued liabilities		383
Valuation allowance		(13,171)
Net deferred tax asset	$	-

The United States Federal and applicable state returns from 2016 forward are still subject to tax examination by the United States Internal Revenue Service; however, the Company does not currently have any ongoing tax examinations.

The following table presents the current and deferred income tax provision for federal and state income taxes for the period ended December 31, 2017:

Deferred tax asset attributable to:		
Net operating loss carryover		**17,402**
Accrued liabilities		**1,143**
Valuation allowance		**(18,545)**
Net deferred tax asset	$	-

Net deferred tax assets consisted of the following components as of December 31, 2017:

Income tax benefit attributable to:		
Current taxes - Federal	$	
Deferred taxes - Federal		(18,545)
Valuation allowance		18,545
Net provision for income taxes	$	-

The United States Federal and applicable state returns from 2017 forward are still subject to tax examination by the United States Internal Revenue Service; however, the Company does not currently have any ongoing tax examinations.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company's founders loaned the Company $20,000 during 2016 and $3,678 during 2017 (see Note 3).

NOTE 9 – SUBSEQUENT EVENTS

None.

Annual Report Financial Statements Certification

      I, Michael McKeon, certify that the financial statements of MockOut, Inc. included in this Form are true and complete in all material respects.



Michael McKeon
President and Chief Executive Officer